

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2022

Ian Friedman
Chief Executive Officer
Highland Transcend Partners I Corp.
777 Arthur Godfrey Road, Unit 202
Miami Beach, FL 34140

> **Re: Highland Transcend Partners I Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed January 10, 2022**
> **File No. 333-260452**

Dear Mr. Friedman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 4, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-4 Filed January 10, 2022

U.S. Federal Income Tax Considerations, page 290

1.   We note your response to comment 8. Please advise whether the tax consequences of the Business Combination as a whole is material to investors. To the extent such transaction is material to investors, please include a tax opinion from counsel that addresses the tax consequences. Refer to Item 4(a)(6) of Form S-4, Section III.A of Staff Legal Bulletin 19, and Item 601(b)(8) of Regulation S-K.

Certain Packable Relationships and Related Party Transactions
Other Transactions, page 531

2.   We note that in January 2022, Packable entered into a standard exclusive retail agreement

with a brand that is partially owned by the spouse of Jay Sammons, one of Packable's directors. We understand that no payments have been made under such retail agreement. To the extent known, please revise to disclose the approximate dollar value of the amount involved in the transaction and the approximate dollar value of the amount of the related person's interest in the transaction. Please refer to Item 404(a) of Regulation S-K.

 You may contact Scott Stringer at (202) 551-3272 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Derek Dostal